SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 43.776.517/0001-80

NOMINATION OF CANDIDATES FOR MEMBERS OF THE BOARD OF DIRECTORS AND THE FISCAL COUNCIL

NOTICE TO SHAREHOLDERS

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”) hereby  informs its shareholders and the market in general that, pursuant to the instructions provided in the Official Letter CVM/SEP/N.º 03/2019, that the Company’s shareholder, Mr. Luiz Barsi Filho, Brazilian, married, enrolled under individual taxpayer (CPF/MF) number 006.541.838-72, resident and domiciled at Rua Líbero Badaró, 425, 16º andar, Centro, São Paulo/SP nominated Mr. Walter Luis Bernardes Albertoni, Brazilian, lawyer, enrolled under individual taxpayer (CPF/MF) number 147.427.468-48 as candidate for a sitting member at the Board of Directors, Mr. Reginaldo Ferreira Alexandre, Brazilian, economist, enrolled under individual taxpayer (CPF/MF) number 003.662.408-03, at the Fiscal Council and Mrs. Gisélia da Silva Brazilian, lawyer, enrolled under individual taxpayer (CPF/MF) number 390.708.590-68 as alternate candidate for the Fiscal Council, to be included in the candidate list for the separate election of Board of Directors and sitting and alternate members to the Company’s Fiscal Council, pursuant to provisions of Articles 239 and 240 of Law 6.404/76, which will be resolved upon at the Company’s Annual Shareholders’ meeting (“AGM”), to be held on April 28, 2020, at 11:00 a.m., exclusively by digital means.

The information on the candidates nominated by said investor are included in Attachment I, of this notice.

São Paulo, April 26, 2020.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

ATTACHMENT

INFORMATION ON THE CANDIDATES NOMINATED FOR THE BOARD OF DIRECTORS AND THE FISCAL COUNCIL (ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM)

FISCAL COUNCIL
12.5(a) Name	Walter Luis Bernardes Albertoni
12.5(b) Date of Birth	09/20/1968
12.5(c) Profession	Lawyer
12.5(d) CPF or passport number	147.427.468-48
12.5(e) Elective position occupied	Board of Directors
12.5(f) Expected election date	04/28/2020
12.5(g) Expected date of office	05/08/2020
12.5(h) Office term	April/2022
12.5(i) Other positions or functions held at the issuer	Does not hold any other position or function at the issuer.
12.5(j) Proposed by the controller	No
12.5(k) Independent member / criteria used by issuer to determine independence	Yes, according to article 16, paragraph 3 of the Novo Mercado Listing Rules.
12.5(l) Number of consecutive mandates	0

12.5(m) Information on: (i) key professional experiences during the last 5 years, indicating: (1) name and business sector of the company; (2) position; e (3) if the company is part of (i) the issuer’s economic group (ii) is controlled by a shareholder of the issuer that holds a stake, direct or indirect, equal to or greater than 5% of the same class or type of shares of the issuer; and (ii) indication of all management positions in other companies or third sector organizations

Bachelor of Law, graduated from the School of Law of the Pontifical catholic University of Såo Paulo. Post-Graduate in Corporate Law and Tax Law (LLM Insper, former IBMEC-SP), in Civil Procedural Law (PUCSP-COGEAE), with more than twenty five (25) years of experience in civil, corporate and business issues. He participated in various operations (M&A) and performed the analysis and preparation of opinions on relevant corporate transactions to the Brazilian securities market He has been acting for approximately thirteen (13) years as an outsourced legal counsel to the Association of Capital Markets Investors AMEC, issuing opinions and preparing institutional manifestations in defending the rights and interests of minority shareholders. Member of the Board of Directors at Banco Bradesco, Member of the Board of Directors at Companhia Energética de Brasília — CEB S.A., Banco Bradesco Fiscal Council, representing the preferred shareholders (20172020), Industrias Romi Fiscal Council, representing the minority shareholders (20172020), member of the Audit Committee of oataprev S.A. (2018- current), Member of the Board Of Directors (Alternate) at Mahle Metal Leve S.A. (autoparts company, 2017 —  Fiscal Council, representing the preferred shareholders (2013 - 2018), member of the Board of Directors of Paranapanema S.A. (2016-August/2017), Fiscal Council deputy at Bradespar S.A. (2016-2017), Fiscal Council deputy (alternate) of Ser Educacional (2015 — current), Fiscal Council deputy (alternate) of Sanepar (2017present); Member of the Governance Chamber of State-owned companies of B3 (Brazilian stock exchange), was Advisor (alternate) of CRSFN - Council of the National Financial System Resources (2011-2015), CAF Consultant - Acquisitions and Mergers Committee (2013 — September/2017), member of the CODIM - Market to the Information Disclosure Committee (2007/2009)

12.5(n) Description of any of the following events that have occurred during the last 5 years: (i) any criminal conviction; (ii) any conviction in administrative CVM proceedings and the penalties applied; and (iii) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified the candidate to execute any professional or commercial activities.

In the last 5 years, she has not received any criminal conviction or been condemned in any CVM administrative proceeding, even if preliminary in both situations, and has not received any final and unappealable convictions within the judicial or administrative spheres, nor has been suspended or disqualified to execute any professional or commercial activities.

FISCAL COUNCIL
12.5(a) Name	Reginaldo Ferreira Alexandre
12.5(b) Date of Birth	03/07/1959
12.5(c) Profession	Economist
12.5(d) CPF or passport number	003.662.408-03
12.5(e) Elective position occupied	Fiscal Council (sitting member)
12.5(f) Expected election date	04/28/2020
12.5(g) Expected date of office	05/07/2020
12.5(h) Office term	April/2021
12.5(i) Other positions or functions held at the issuer	Does not hold any other position or function at the issuer.
12.5(j) Proposed by the controller	No
12.5(k) Independent member / criteria used by issuer to determine independence	Not applicable.
12.5(l) Number of consecutive mandates	0

12.5(m) Information on: (i) key professional experiences during the last 5 years, indicating: (1) name and business sector of the company; (2) position; e (3) if the company is part of (i) the issuer’s economic group (ii) is controlled by a shareholder of the issuer that holds a stake, direct or indirect, equal to or greater than 5% of the same class or type of shares of the issuer; and (ii) indication of all management positions in other companies or third sector organizations

Reginaldo Ferreira Alexandre has a eighteen-year experience in the investment research area, as analyst, coordinator, organizer and head of equity research teams at Citibank, Unibanco, Paribas, BBA Creditanstalt and Itau. He has also a five-year experience in credit analysis (mostly at Citibank) and practice, having acted as a manager and assistant director at the consultancies Accenture and Deloitte, in structured operations linked to the capital markets, as well as in other corporate banking activities, like mergers and acquisitions and company reorganizations. Reginaldo was also partner of Proxycon Business Consulting (corporate governance and corporate finance), between 2003 and 2017.

Member of the Brazilian Accounting Standards Board (since its inception in 2005); Certified Investment Analyst; Portfolio Manager certified by the Comissão de Valores Mobiliários (CVM), the Brazilian SEC. One of the authors of The Brazilian Corporate Governance Code – Publicly-Held Companies. Member of the Chamber of Corporate Governance for State-Owned Companies, established by The Brazilian Stock Exchange (BMF&Bovespa)

 Board member at Mahle Metal Leve S.A., an autoparts company, since June 2017. Member of the Supervisory Board (Conselho Fiscal) of the following publicly-held companies: Rumo S.A., a cargo railway company (elected in April, 2019); Sanepar S.A., a water and sewage company (elected in April, 2017 and reelected in April, 2018 and April, 2019); Ser Educacional S.A., an educational company (president of supervisory board; elected in April 2015 and reelected in April 2016, April 2017, April 2018 and April 2019); Companhia Energética de Brasília, CEB, an electric power company, responsible for providing electrical energy for the country´s capital (elected in April, 2019)

Deputy member of the the Supervisory Board (Conselho Fiscal) of the following publicly-held companies: Bradesco S.A., a bank (elected in March, 2017 and reelect in March 2018 and March 2019); CPFL Energia S.A.,  a holding company that, through its subsidiaries, distributes, generates and commercializes energy in Brazil (deputy member, elected in April 2017 and reelected in April 2018 and April 2019). Former member of the audit committee of Paranapanema S.A., a metals and mining company (2017).

Former member of the following supervisory boards: Petrobras S.A., an oil and gas company (elected in April 2013 and reelected in April 2014, 2015, 2016, 2017 and 2018); Aliansce Shopping Centers S.A., a shopping malls company (elected in April 2014 and reelected in April  2015); BRF S.A., a food company (elected in April 2015 and reelected in April 2016); Iochpe Maxion S.A., a company specialized in wheels and autoparts (elected in April 2013 and reelected in April 2014, 2015, 2016 and 2017); Movida S.A., a car and fleet rent company (elected in January 2017); Cremer S.A., healthcare products company (president of the supervisory board; elected in April 2011 and reelected in 2012); Paraná Banco S.A., a bank (elected in April 2011 and reelected in April 2012, 2013, 2014 and 2015); Tecnisa S.A., a real estate entreprise (elected in April 2011 and reelected in April 2012); Tele Norte Celular Participações S.A., a telecom company (elected in April 2006 and reelected in April 2007); Unipar Carbocloro S.A., a petrochemical company (elected in April 2012 and reelected in April 2013 and in April 2015); Bradespar S.A., a holding company (alternate member; elected in April 2012); Companhia Siderúrgica Belgo-Mineira, currently Arcelor Mittal, a steel company (alternate member; elected in April 2004 and reelected in 2005); Grendene S.A., a shoe and other plastic staples company  (alternate member; elected in April 2012 and reelected in April 2013 and 2014); Indústrias Romi, a capital goods company (alternate member, elected in April 2015); Grazziotin S.A., a retail company (alternate member, elected in April 2015); SLC Agrícola, an agribusiness company (alternate member; elected in April 2013 and reelected in April 2014 and 2015).

Former president of the Brazilian Association of Investment Analysts - APIMEC, elected for the period 2013-2014 and 2015-2016. Former president of the Brazilian Association of Investment Analysts - APIMEC, section São Paulo, elected for the period 2011-2012. Former member of the Mergers and Acquisitions Committee, the Brazilian Takeover Painel.

12.5(n) Description of any of the following events that have occurred during the last 5 years: (i) any criminal conviction; (ii) any conviction in administrative CVM proceedings and the penalties applied; and (iii) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified the candidate to execute any professional or commercial activities.

In the last 5 years, she has not received any criminal conviction or been condemned in any CVM administrative proceeding, even if preliminary in both situations, and has not received any final and unappealable convictions within the judicial or administrative spheres, nor has been suspended or disqualified to execute any professional or commercial activities.

CONSELHO FISCAL
12.5(a) Name	Gisélia da Silva
12.5(b) Date of Birth	12/31/1961
12.5(c) Profession	Lawyer
12.5(d) CPF or passport number	390.708.590-68
12.5(e) Elective position occupied	Fiscal Council (alternate member)
12.5(f) Expected election date	04/28/2020
12.5(g) Expected date of office	05/07/2020
12.5(h) Office term	April/2021
12.5(i) Other positions or functions held at the issuer	Does not hold any other position or function at the issuer.
12.5(j) Proposed by the controller	No
12.5(k) Independent member / criteria used by issuer to determine independence	Not applicable.
12.5(l) Number of consecutive mandates	0

12.5(m) Information on: (i) key professional experiences during the last 5 years, indicating: (1) name and business sector of the company; (2) position; e (3) if the company is part of (i) the issuer’s economic group (ii) is controlled by a shareholder of the issuer that holds a stake, direct or indirect, equal to or greater than 5% of the same class or type of shares of the issuer; and (ii) indication of all management positions in other companies or third sector organizations

Professional performance of more than 20 years in large companies, in the sectors of energy, pulp and paper. Exposure in holding and subsidiary companies of distribution, generation and commercialization of energy and services. I participated in the transition of power concessionary companies from State to Private ownership, collaborating to break management paradigms and transition of the corporate culture.

Lawyer, with more than 16 years of experience in the management of Corporate Law and Governance of CPFL group. I coordinated a team of four lawyers, advising the Board of Directors, the Fiscal Board and the Management team in matters of corporate law, capital markets and corporate governance.

Deep knowledge of corporate governance, having implemented this area in the CPFL group, with support of an international consulting firm (Mckinsey). Specialist in corporate law and the capital market regulation in the highest Brazilian and North American listing segments (Novo Mercado and Level III ADRs).

Responsible for the alignment of controlling shareholders and management. I acted as facilitator, considering the needs and interests of each party, with a view to obtaining full compliance with the applicable legislation and regulation.

Participation in challenging projects, such as CPFL Energia’s IPO, in all Legal and Governance matters. I supported the process that underpinned the company's Initial Public Offering in the domestic and international markets.

Negotiation skills, political and strategic articulation, focusing on best governance practices and oriented to results. Ability of relationship and communication in the English, Portuguese and Spanish languages. Co-author of the Corporate Secretary's Toolkit, organized with support from the IFC and CSIA, which is a training program for Corporate Secretaries around the world.

A broad network with shareholders, Brazilian and international institutional investors, regulatory and self-regulatory bodies and agents. I actively participated in the discussions for the review of the Novo Mercado Listing Regulation, of the Code of Corporate Governance Best Practices issued by the Brazilian Institute of Corporate Governance (IBGC) and also the Corporate Governance Code issued by the Brazilian Association of Public Companies (ABRASCA), among others.

An IBGC Certified Board Member. I hold a post-MBA degree in the Advanced Boardroom Program for Women –

(ABP-W) at the Saint Paul Business School and international module at the University of Columbia’s Picker Center for Executive Education.

I am an instructor in several IBGC’s corporate governance courses and also a member of the Governance Secretariat Commission (Coordinator from 2010-2018).

I have a living-experience in London-UK (2 years) and Sydney-Australia (6 months).

Currently, I am a member of the Audit Committee of Grupo Pão de Açúcar – GPA, a Board Member at Eletronorte and Amazonas GT (Eletrobras subsidiary companies) and an independent member of the Integra Management Committee (governance in sports promoted by Instituto Ethos, Pacto pelo Esporte and others).

12.5(n) Description of any of the following events that have occurred during the last 5 years: (i) any criminal conviction; (ii) any conviction in administrative CVM proceedings and the penalties applied; and (iii) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified the candidate to execute any professional or commercial activities.

In the last 5 years, he has not received any criminal conviction or been condemned in any CVM administrative proceeding, even if preliminary in both situations, and has not received any final and unappealable convictions within the judicial or administrative spheres, nor has been suspended or disqualified to execute any professional or commercial activities.

12.6.     In relation to each of the persons who served as members of the board of directors or of the supervisory board in the last fiscal year, inform, in a table format, the percentage of participation in the meetings held by the respective body during the same period after taking office.

Not applicable as candidates were not part of the Company's Board of Directors and Fiscal Council during the previous fiscal year.

12.7. Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory

Not applicable as candidates for the members of the Board of Directors and Fiscal Council are not members of the Company's committees.

12.8. In relation to each person who served as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, inform, in table format, the percentage of participation in the meetings held by the respective body during the same period after taking office.

Not applicable as candidates for the members of the Board of Directors and Fiscal Council are not members of the Company's committees.

12.9        Inform the existence of a marital relationship, stable union or kinship to the second degree between the candidates and:

a.            the issuer’s management

b.            (i) the issuer’s management and (ii) the management of direct or indirect subsidiaries of the issuer;

c.            (i) the issuer’s management and the management of direct and indirect subsidiaries and (ii) direct and indirect controlling shareholders;

d.            (i) issuer’s management and (ii) the management of the issuer’s direct and indirect subsidiaries.

There are no marital relationships, stable marriages or kinship up to the second degree between the candidates and: a) the Company’s management; b) management of direct and indirect subsidiaries; c)  direct and indirect controlling shareholders and d) the management of the Company’s direct or indirect subsidiaries.

12.10. Relations involving subordination, service provision or control in the last 3 fiscal years between the issuer's management and:

a.   a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, its full capital stock;

b.   direct or indirect controller of the issuer;

c.   if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons.

The candidates for the Board of Directors and the Fiscal Council have not been involved in any kind of subordination, services or controlling relationships with the entities mentioned in items (a), (b) and (c) above, in the last 3 fiscal years.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 27, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.